SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             COUNTRYSIDE REVIEW INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   222382 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 22, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
        Doug  Berry
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada  VERIFY
-------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            None
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      None
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         None
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         0%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Countryside Review Inc. The principal executive offices of Countryside Review Inc. are located at 7225 Blenheim Street, Vancouver, British Columbia, Canada V6N 1S2.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Doug Berry. Mr. Berry's business address is 7225 Blenheim Street, Vancouver, British Columbia, Canada V6N 1S2. Mr. Berry is the principal executive officer, president and a director of Countryside Review Inc.

(d)-(e) During the last five years, Mr. Berry: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Berry  is  a  citizen  of  Canada.  VERIFY  CITIZENSHIP

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     None

(b)     None

(c) On March 22, 2004, Max Pozzoni acquired an aggregate of 4,000,000 shares of Common Stock of Countryside Review Inc. in exchange for $500,000 pursuant to three Stock Purchase Agreements with the following people: Doug Berry, Bernadette Berry and Lisa Zumpano. On the next day, Mr. Pozzoni returned 1,000,000 shares of the Common Stock to Countryside Review Inc., which shares were subsequently cancelled, returned to treasury and then retired and restored to the status of authorized and unissued. As a result of these transactions, Mr. Pozzoni owns 3,000,000 shares (or 33.3%) of Common Stock of Countryside Review Inc.

(d)     None

(e) Mr. Berry ceased to be the beneficial owner of more than 5% of the Common Stock of Countryside Review Inc. on March 22, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

Exhibit  1     Stock  Purchase  Agreement between Massimiliano Pozzoni and
               Doug  Berry

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  25,  2004               By:  /s/  Doug  Berry
                                          ------------------
                                          Doug  Berry

Exhibit 1



                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made effective as of
                                          ---------
the 22nd day of March, 2004, by and among Doug Berry (being herein referred to as the "Seller"), Countryside Review, Inc., a Nevada corporation ("Countryside")
        ------                                                     -----------
and Massimiliano Pozzoni (being herein referred to as "Purchaser" or "Pozzoni").
                                                       ---------

                             PRELIMINARY STATEMENTS
                             ----------------------

A. Seller is an individual owning an aggregate of 2,400,000 shares of common stock of Countryside and is willing to sell 2,400,000 shares of common stock of Countryside (the "Common Stock").

B. Seller desires to sell the Common Stock to Purchaser, and Purchaser desires to purchase the Common Stock from Seller, on the terms, provisions and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and Purchaser do hereby agree as follows:

                                    ARTICLE I

                      PURCHASE AND SALE OF THE COMMON STOCK
                      -------------------------------------

     Section 1.01.  Purchase and Sale.  On the Closing Date and upon the terms
                    -----------------
and subject to the conditions set forth herein, the Seller shall deliver 2,400,000 shares of Countryside Common Stock to the Purchaser free and clear of all liens, and Purchaser shall purchase the Common Stock from the Seller in accordance with Section 1.02 below.

     Section 1.02.  Purchase Price.  The purchase price (the "Purchase Price")
                    --------------                            --------------
for the Common Stock is US $50,000.

     Section 1.03.  Time and Place of Closing.  Subject to the satisfaction or
                    -------------------------
waiver of the conditions herein, the closing (the "Closing") of the transactions
                                                   -------
contemplated by this Agreement shall take place on or before March 31, 2004 or at such time, date or place as Seller and Purchaser may agree.

     Section 1.04.  Delivery of the Common Stock; Payment of Purchase Price.  At
                    -------------------------------------------------------
Closing: (a) the Seller shall deliver to the Purchaser the certificate(s) representing the Common Stock, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, with all taxes attributable to the transfer and sale of the Common Stock paid by the Seller; and (b) the Purchaser shall deliver to the Seller Purchase Price in accordance with Section 1.02.

                                   ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF SELLER AND COUNTRYSIDE
            --------------------------------------------------------

     Subject to all of the terms, conditions and provisions of this Agreement, the Seller and Countryside hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing, as follows:

     Section 2.01.  Organization and Qualification.  Countryside is a Nevada
                    ------------------------------
corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Countryside has all requisite power and authority, corporate or otherwise, to own, lease and operate its assets and properties and to carry on its business as now being conducted. Countryside does not have any subsidiaries or predecessor corporations.

     Section 2.02.  Capitalization of Countryside; Title to the Common Stock.
                    --------------------------------------------------------
There are 200,000,000 shares of common stock authorized of Countryside, of which approximately 10,000,000 shares of common stock are issued and outstanding, $.00001 par value per share. All of the outstanding shares of common stock have been duly authorized and validly issued, are fully paid and nonassessable and are free of preemptive rights. The Common Stock transferred by the Seller to Purchaser will be free and clear of liens. There are no outstanding or authorized subscriptions, options, warrants, calls, rights or other similar contracts, including rights of conversion or exchange under any outstanding debt or equity security or other contract, to which any of the Common Stock will be subject or obligating the Seller and/or Countryside to issue, deliver or sell, or cause to be issued, delivered or sold, any other shares of capital stock of Countryside or any other debt or equity securities convertible into or evidencing the right to subscribe for any such shares of capital stock or obligating the Seller and/or Countryside to grant, extend or enter into any such contract. There are no voting trusts, proxies or other contracts to which Seller and/or Countryside are a party or are bound with respect to the voting of any shares of capital stock of Countryside. The Seller has full legal right to sell, assign and transfer the Common Stock to Purchaser and will, upon payment for the Common Stock and delivery to Purchaser of a certificate or certificates representing the Common Stock, transfer good and indefeasible title to the Common Stock to Purchaser, free and clear of liens.

     Section 2.03.  Authority.  The Seller has all requisite power and
                    ---------
authority, corporate or otherwise, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The Seller and Countryside have duly and validly executed and delivered this Agreement and will, on or prior to the Closing, execute, such other documents as may be required hereunder and, assuming the due authorization, execution and delivery of this Agreement by the parties hereto and thereto, this Agreement constitutes, the legal, valid and binding obligation of the Seller and Countryside, as applicable, enforceable against the Seller and Countryside, as applicable, in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general equitable principles.

     Section 2.04.  No Conflict.  The execution and delivery by the Seller and
                    -----------
Countryside of this Agreement and the consummation of the transactions contemplated hereby and thereby, do not and will not, by the lapse of time, the giving of notice or otherwise: (a) constitute a violation of any law; (b) constitute a breach or violation of any provision contained in the Articles of Incorporation or Bylaws of Countryside; (c) constitute a breach of any provision contained in, or a default under, any governmental approval, any writ, injunction, order, judgment or decree of any governmental authority or any contract to which the Seller and/or Countryside are a party; or (d) result in or require the creation of any lien upon the Common Stock.

     Section 2.05.  Consents and Approvals.  No governmental approvals and no
                    ----------------------
notifications, filings or registrations to or with any governmental authority or any other person is or will be necessary for the valid execution and delivery by the Seller and/or Countryside of this Agreement or the consummation of the transactions contemplated hereby or thereby, or the enforceability hereof or thereof, other than those which have been obtained or made and are in full force and effect.

     Section 2.06.  Litigation.  There are no claims pending or, to the
                    ----------
knowledge of the Seller and Countryside, threatened against or affecting Countryside or any of its assets and properties before or by any governmental authority or any other person. The Seller and Countryside have no knowledge of the basis for any claim, which alone or in the aggregate: (a) could reasonably be expected to result in any liability with respect to Countryside; or (b) seeks to restrain or enjoin the execution and delivery of this Agreement or the consummation of any of the transactions contemplated hereby or thereby. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against Countryside or any of its assets and properties.

     Section 2.07.  Brokers, Finders and Financial Advisors.  No broker, finder
                    ---------------------------------------
or financial advisor has acted for Seller in connection with this Agreement or the transactions contemplated hereby or thereby, and no broker, finder or financial advisor is entitled to any broker's, finder's or financial advisor's fee or other commission in respect thereof based in any way on any contract with Seller.

     Section 2.08.  Disclosure.  The schedules, documents, exhibits, reports,
                    ----------
certificates and other written statements and information furnished by or on behalf of Seller and/or Countryside to the Purchaser do not contain any material misstatement of fact or, to the knowledge of Seller and Countryside, omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Seller and Countryside have not withheld any fact known to them which has or is reasonably likely to have a material adverse effect with respect to Countryside.

     Section 2.09.  Ownership.  The Seller represents and warrants that Seller
                    ---------
owns 2,400,000 shares of common stock of Countryside that are subject to this Agreement.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER
                  -------------------------------------------

     Subject to all of the terms, conditions and provisions of this Agreement, Purchaser hereby represents and warrants to the Seller, as of the date hereof and as of the Closing, as follows:

     Section 3.01.  Authority.  Purchaser has all requisite power and authority
                    ---------
to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. Purchaser has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto and thereto, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general equitable principles.

     Section 3.02.  No Conflict.  The execution and delivery by Purchaser of
                    -----------
this Agreement and the consummation of the transactions contemplated hereby and thereby do not and shall not, by the lapse of time, the giving of notice or otherwise: (a) constitute a violation of any law; or (b) constitute a breach of any provision contained in, or a default under, any governmental approval, any writ, injunction, order, judgment or decree of any governmental authority or any contract to which Purchaser is a party or by which Purchaser is bound or affected.

     Section 3.03.  Consents and Approvals. No governmental approvals and no
                    ----------------------
notifications, filings or registrations to or with any governmental authority or any other person is or will be necessary for the valid execution and delivery by Purchaser of this Agreement and the closing documents to which it is a party, or the consummation of the transactions contemplated hereby or thereby, or the enforceability hereof or thereof, other than those which have been obtained or made and are in full force and effect.

     Section 3.04.  Litigation.  There are no claims pending or, to the
                    ----------
knowledge of Purchaser, threatened, and Purchaser has no knowledge of the basis for any claim, which either alone or in the aggregate, seeks to restrain or enjoin the execution and delivery of this Agreement or the consummation of any of the transactions contemplated hereby or thereby. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against Purchaser which prohibits or restricts, or could reasonably be expected to result in any delay of, the consummation of the transactions contemplated by this Agreement.

     Section 3.05.  Brokers, Finders and Financial Advisors.   No broker, finder
                    ---------------------------------------
or financial advisor has acted for Purchaser in connection with this Agreement or the transactions contemplated hereby or thereby, and no broker, finder or financial advisor is entitled to any broker's, finder's or financial advisor's fee or other commission in respect thereof based in any way on any contract with Purchaser.

                                   ARTICLE IV

                                    COVENANTS
                                    ---------

     Section 4.01.  Further Assurances.  Seller, Countryside and Purchaser agree
                    ------------------
that, from time to time, whether before, at or after the Closing, each of them will take such other action and to execute, acknowledge and deliver such contracts, deeds, or other documents (a) as may be reasonably requested and necessary or appropriate to carry out the purposes and intent of this Agreement; or (b) to effect or evidence the transfer to the Purchaser of the Common Stock held by or in the name of the Seller.

     Section 4.02.  Conduct of Business.  Except as otherwise contemplated by
                    -------------------
this Agreement, after the date hereof and prior to the Closing or earlier termination of this Agreement, unless Purchaser shall otherwise agree in writing, Countryside shall

     (a) not take or perform any act or refrain from taking or performing any act which would have resulted in a breach of the representations and warranties set forth in Article II;

     (b) not enter into any agreement, or extend an existing agreement that will survive after the Closing;

     (c) not sell, pledge, lease, license or otherwise transfer any of their assets or properties or make any payments or distributions to Countryside or any of its affiliates; and

     (d) not make any payments or distributions of assets or properties to Countryside or its shareholders.

Prior to the Closing, Countryside shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     Section 4.03.  Public Announcements.  Except as required by law, without
                    --------------------
the prior written approval of the other party, neither Seller, Countryside nor Purchaser will issue, or permit any agent or affiliate thereof to issue, any press release or otherwise make or permit any agent or affiliate thereof to make, any public statement or announcement with respect to this Agreement or the transactions contemplated hereby and thereby.

                                    ARTICLE V

                                   CONDITIONS
                                   ----------

     Section 5.01.  Conditions to Obligations of each of the Parties.  The
                    ------------------------------------------------
respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following conditions: (a) no preliminary or permanent injunction or other order, decree or ruling which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect; (b) no claim shall have been asserted, threatened or commenced and no law shall have been enacted, promulgated or issued which would reasonably be expected to (i) prohibit the purchase of, payment for or retention of the Common Stock by Purchaser or the consummation of the transactions contemplated by this Agreement or (ii) make the consummation of any such transactions illegal; and (c) all approvals legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect at the Closing.

     Section 5.02.  Conditions to Obligations of Seller.  The obligations of
                    -----------------------------------
Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions, except as Seller may waive in writing: (a) Purchaser shall have complied with and performed in all material respects all of the terms, covenants, agreements and conditions contained in this Agreement which are required to be complied with and performed on or prior to Closing; and (b) the representations and warranties of Purchaser in this Agreement shall have been true and correct on the date hereof or thereof, as applicable, and such representations and warranties shall be true and correct on and at the Closing (except those, if any, expressly stated to be true and correct at an earlier date), with the same force and effect as though such representations and warranties had been made on and at the Closing.

     Section 5.03.  Conditions to Obligations of Purchaser.  The obligations of
                    --------------------------------------
Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to Closing of the following additional conditions, except as Purchaser may waive in writing: (a) the Seller and Countryside shall have complied with and performed in all material respects all of the terms, covenants, agreements and conditions contained in this Agreement which are required to be complied with and performed on or prior to Closing; and (b) the representations and warranties of Seller and Countryside in this Agreement shall have been true and correct on the date hereof or thereof, as applicable, and such representations and warranties shall be true and correct on and at the Closing (except those, if any, expressly stated to be true and correct at an earlier date), with the same force and effect as though such representations and warranties had been made on and at the Closing.

                                   ARTICLE VI

                                INDEMNIFICATION
                                ---------------

     Section 6.01.  Indemnification of Seller.  Subject to the terms and
                    -------------------------
conditions of this Article VI, Purchaser agrees to indemnify, defend and hold harmless Seller, from and against any and all claims, liabilities and losses which may be imposed on, incurred by or asserted against, arising out of or resulting from, directly or indirectly:

     (a) the inaccuracy of any representation or breach of any warranty of Purchaser contained in or made pursuant to this Agreement which was not disclosed to Seller in writing prior to the Closing; provided that no such notification shall be deemed to waive or abrogate any right of Seller with respect to conditions to Closing in Section 5.02;

     (b) the breach of any covenant or agreement of Purchaser contained in this Agreement; or

     (c) any claim to fees or costs for alleged services by a broker, agent, finder or other person claiming to act in a similar capacity at the request of Purchaser in connection with this Agreement;

provided, however, that Purchaser shall not be liable for any portion of any claims, liabilities or losses resulting from a material breach by Seller, of any of its obligations under this Agreement or from Seller's gross negligence, fraud or willful misconduct.

     Section 6.02.  Indemnification of Purchaser.  Subject to the terms and
                    ----------------------------
conditions of this Article VI, from and after the Closing, Seller, agrees to indemnify, defend and hold harmless the Purchaser, its respective affiliates, its respective present and former directors, officers, shareholders, employees and agents and its respective heirs, executors, administrators, successors and assigns (the "Purchaser Indemnified Persons"), from and against any and all
              -----------------------------
claims, liabilities and losses which may be imposed on, incurred by or asserted against any Purchaser Indemnified Person, arising out of or resulting from, directly or indirectly:

     (a) the inaccuracy of any representation or breach of any warranty of the Seller or Countryside contained in or made pursuant to this Agreement which was not disclosed to Purchaser in writing prior to the Closing; provided that no such notification shall be deemed to waive or abrogate any right of Purchaser with respect to conditions to Closing in Section 5.03;

     (b) the breach of any covenant or agreement of Seller or Countryside contained in this Agreement;

     (c)     the conduct of the business of Countryside prior to the Closing; or

     (d) any claim to fees or costs for alleged services rendered by a broker, agent, finder or other person claiming to act in a similar capacity at the request of the Seller in connection with this Agreement;

provided, however, that Seller and Countryside shall not be liable for any portion of any claims, liabilities or losses resulting from a material breach by Purchaser of its obligations under this Agreement or from a Purchaser Indemnified Person's gross negligence, fraud or willful misconduct.

                                   ARTICLE VII

                                  MISCELLANEOUS
                                  -------------

     Section 7.01.  Notices.  Any and all notices, requests or other
                    -------
communications hereunder shall be given in writing and delivered by: (a) regular, overnight or registered or certified mail (return receipt requested), with first class postage prepaid; (b) hand delivery; (c) facsimile transmission; or (d) overnight courier service, to the parties at the following addresses or facsimile numbers:


(i) if to Seller, to:          Doug Berry
                               14188 Marine Drive
                               White Rock, B.C., Canada V4B 1A8


(ii) if to Purchaser, to:      Massimiliano Pozzoni
                               WestChase Center
                               2500 CityWest Boulevard, Suite 300
                               Houston, Texas 77042


(iii)  Copies to:              David M. Loev, Attorney at Law
                               2777 Allen Parkway
                               Suite 1000
                               Houston, Texas  77019
                               Telephone Number:  (713) 524-4110
                               Facsimile Number:  (713) 524-4122

or at such other address or number as shall be designated by either of the parties in a notice to the other party given in accordance with this Section
7.01. Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given: (A) in the case of a notice sent by regular or registered or certified mail, three business days after it is duly deposited in the mails; (B) in the case of a notice delivered by hand, when personally delivered; (C) in the case of a notice sent by facsimile, upon transmission subject to telephone confirmation of receipt; and (D) in the case of a notice sent by overnight mail or overnight courier service, the next business day after such notice is mailed or delivered to such courier, in each case given or addressed as aforesaid.

     Section 7.02.  Benefit and Burden.  This Agreement shall inure to the
                    ------------------
benefit of, and shall be binding upon, the parties hereto and their successors and permitted assigns.

     Section 7.03.  No Third Party Rights.  Nothing in this Agreement shall be
                    ---------------------
deemed to create any right in any creditor or other person not a party hereto (other than the Purchaser Indemnified Persons) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party (other than the Purchaser Indemnified Persons).

     Section 7.04.  Amendments and Waiver.  No amendment, modification,
                    ---------------------
restatement or supplement of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom that waiver is sought to be enforced.

     Section 7.05.  Assignments.  Purchaser may assign any of its rights,
                    -----------
interests and obligations under this Agreement and must notify Seller in writing.

     Section 7.06.  Counterparts.  This Agreement may be executed in
                    ------------
counterparts and by the different parties in separate counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same agreement.

     Section 7.07.  Captions and Headings.  The captions and headings contained
                    ---------------------
in this Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

     Section 7.08.  Construction.  The parties acknowledge that each of them has
                    ------------
had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the parties hereto.

     Section 7.09.  Severability.  Should any clause, sentence, paragraph,
                    ------------
subsection, Section or Article of this Agreement be judicially declared to be invalid, unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the parties agree that the part or parts of this Agreement so held to be invalid, unenforceable or void will be deemed to have been stricken herefrom by the parties, and the remainder will have the same force and effectiveness as if such stricken part or parts had never been included herein.

     Section 7.10.  Remedies.  The parties agree that the covenants and
                    --------
obligations contained in this Agreement relate to special, unique and extraordinary matters and that a violation of any of the terms hereof or thereof would cause irreparable injury in an amount which would be impossible to estimate or determine and for which any remedy at law would be inadequate. As such, the parties agree that if either party fails or refuses to fulfill any of its obligations under this Agreement or to make any payment or deliver any instrument required hereunder or thereunder, then the other party shall have the remedy of specific performance, which remedy shall be cumulative and nonexclusive and shall be in addition to any other rights and remedies otherwise available under any other contract or at law or in equity and to which such party might be entitled.

     Section 7.11.  Applicable Law.  THIS AGREEMENT AND THE RIGHTS AND
                    --------------
OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

     Section 7.12.  Submission to Jurisdiction.  Each of the parties hereby: (a)
                    --------------------------
irrevocably submits to the non-exclusive personal jurisdiction of any Texas court, over any claim arising out of or relating to this Agreement and irrevocably agrees that all such claims may be heard and determined in such Texas court; and (b) irrevocably waives, to the fullest extent permitted by applicable law, any objection it may now or hereafter have to the laying of venue in any proceeding brought in a Texas court.

     Section 7.13.  Expenses; Prevailing Party Costs.  The Seller, Countryside,
                    --------------------------------
and Purchaser shall pay their own expenses incident to this Agreement and the transactions contemplated hereby and thereby, including all legal and accounting fees and disbursements, and Seller shall be solely liable for any and all expenses of the Seller and/or Countryside which are incident to this Agreement and the transactions contemplated hereby and thereby (other than customary general, administrative and overhead expenses incurred in the ordinary course of business). Notwithstanding anything contained herein or therein to the contrary, if any party commences an action against another party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a breach by a party of its obligations under this Agreement, the prevailing party in any such action shall be entitled to recover its losses, including reasonable attorneys' fees, incurred in connection with the prosecution or defense of such action, from the losing party.

     Section 7.14.     Entire Agreement.  This Agreement sets forth all of the
                       ----------------
promises, agreements, conditions, understandings, warranties and representations among the parties with respect to the transactions contemplated hereby and thereby, and supersedes all prior agreements, arrangements and understandings between the parties, whether written, oral or otherwise.

     Section 7.15.     Faxed Signatures.  For purposes of this Agreement, a
                       ----------------
faxed signature shall constitute an original signature.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                              "SELLER"

                               /s/ Doug Berry
                              ----------------------------------------
                              Doug Berry
                              Number of shares: 2,400,000




                              "COUNTRYSIDE"
                              Countryside Review, Inc.

                              /s/ Doug Berry
                              ----------------------------------------
                              Doug Berry
                              Chief Executive Officer



                              "PURCHASER"

                              /s/ Massimiliano Pozzoni
                              ----------------------------------------
                              Massimiliano Pozzoni